March 6, 2014 United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Linda Cvrkel, Branch Chief
Re: Jack in the Box Inc. Form 10-K for the fiscal year ended September 29, 2013 Filed November 22, 2013 File No. 001-09390
Ladies and Gentlemen:
This letter is being submitted in response to the comment letter dated February 24, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended September 29, 2013 of Jack in the Box Inc. (the “Company”).
For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the Company's responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above-referenced filing.
Operating Costs and Expenses, page 23

1.
We note that your current discussion of changes in expenses for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of expenses but does not provide adequate quantification as to how each factor impacted your results of operations for the periods presented. For example, we note that the 2013 decrease in payroll and benefit costs was attributable to same-store sales increases, lower levels of incentive compensation at Jack in the Box restaurants and modest benefits of refranchising Jack in the Box restaurants, partially offset by higher staffing levels at Qdoba restaurants; however you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.
In response to the Staff’s comment, our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) commentary in future filings will be modified to quantify the significant changes of the cost components comprising an expense category when multiple factors impact a line item and where practical.
Below is an example of the proposed revised disclosure to MD&A for payroll and employee benefit costs. The Company will revise its disclosure to quantify the total impact affecting each brand separately and describe the cost components causing such impact, noting that, in the Company’s view, it is impractical to isolate the quantitative impact of certain items such as same-store sales leverage and refranchising benefits.
“Payroll and employee benefit costs declined to 28.0% of company restaurant sales in 2013 from 28.6% in 2012 and 29.7% in 2011. In 2013, the decrease versus a year ago is primarily attributable to an 80 basis point decrease in the payroll and employee benefit cost rate at our Jack in the Box restaurants due to leverage from same-store sales increases, benefits of refranchising restaurants and lower levels of incentive compensation. These decreases were offset by a 90 basis point increase at our Qdoba restaurants due primarily to higher staffing levels.
In 2012, the decrease in the payroll and employee benefit cost rate versus 2011 relates to a 90 basis point rate decrease at our Jack in the Box restaurants due to leverage from same-store sales increases and the benefits of refranchising restaurants and a 50 basis point decrease at our Qdoba restaurants attributable to same-store sales increases and the favorable impact of recent restaurant acquisitions.”
Note 17. Segments, page F-33

2.
We note from your disclosure in Note 17 that you measure and evaluate your segments based on segment earnings from operations. We also note that the table in Note 17 discloses the earnings from operations by segment, as well as the consolidated earnings from operations amount. As required by ASC 280-10-50-30(b), please revise to reconcile the total of the reportable segments’ measures of profit or loss to your consolidated income before income taxes and discontinued operations.

The Company acknowledges the Staff’s comments and in future filings will revise its segment disclosure to reconcile to consolidated income before income taxes and discontinued operations. Since interest expense, net is not included in the measure of profit/loss reviewed by the Chief Operating Decision Maker or otherwise regularly provided to the CODM and as the Company does not hold the segments accountable for these amounts, the Company will identify interest expense, net as an unallocated item in our reconciliation.
Note 19. Supplemental Consolidated Financial Statement Information, page F-35

3.
Please tell us the nature of the items which comprise other accrued liabilities of $24,712 and $27,929 at September 29, 2013 and September 30, 2012 and whether any items exceed 5% of total current liabilities for each of the periods presented. If so, please revise future filings to separately present, in the balance sheet or in note 19 to the financial statements, any item in excess of 5% of total current liabilities in accordance with Rule 5-02(20) of Regulation S-X. Similar disclosure should be made with regard to the “other” long-term liabilities of $128,287 and $101,083 at September 29, 2013 and September 30, 2012 in accordance with Regulation S-X, Rule 5-02(24) as necessary.

We supplementally advise the Staff that other accrued liabilities, in both periods presented, are comprised of various small miscellaneous accrual accounts such as our accruals for our beverage allowance, capital improvements, utilities, etc.  The individual accruals within other accrued liabilities in Footnote 19 of the 2013 Form 10-K are each below the 5% threshold in accordance with Rule 5-02(20) of Regulation S-X.  The Company additionally advises the Staff that the accounts which comprise “other” long-term liabilities in the same footnote also meet the disclosure requirements set forth in S-X, Rule 5-02(24) for both periods presented. Accordingly, we do not believe that any additional disclosure is required pursuant to Rules 5-02(20) and 5-02(24) of Regulation S-X.
Note 20. Unaudited Quarterly Results of Operations, page F-36

4.
Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as impairment charges, restructuring charges, and gains on the sale of company-operated restaurants. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings will expand its footnote disclosure to discuss the nature of any unusual or infrequent items impacting the quarterly results of operations for the various periods presented.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings.

·	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding these responses, please do not hesitate to contact me by telephone at (858) 571-2485 or by facsimile at (858) 571-2110.

Very truly yours, /S/ JERRY P. REBEL
Dated:	March 6, 2014	Jerry P. Rebel Executive Vice President and Chief Financial Officer

cc:	Lenny Comma, Chairman and Chief Executive Officer Phillip H. Rudolph, Executive Vice President, General Counsel and Corporate Secretary KPMG LLP

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